UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 4, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES
Westonaria, 4 December 2015. In compliance with paragraphs 3.63 to
3.74 of the Listings Requirements of JSE Limited ("the
Listings Requirements") we hereby advise that Mr C Farrel, the
Company Secretary of Sibanye Gold Limited, has sold Bonus Shares which were awarded to him in terms of The Sibanye Gold Limited
2013 Share Plan on 3 March 2014 and 2 March 2015 to settle the associated tax liability.
Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.
Details of the transaction are set out below :
Name
C Farrel
Position Company Secretary
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Off market vesting of Bonus Shares.
Transaction Date 4 December 2015
Number of Shares 18 504
Class of Security Ordinary shares
Market Price per share R20.7689
Total Value R384 307.73
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.
Nature of interest Direct and Beneficial
Nature of transaction On market sale of Bonus Shares to
cover associated tax liability.
Transaction Date 4 December 2015
Number of Shares 7 500
Class of Security Ordinary shares
Market Price per share R20.7689
Total Value R155 766.75
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.
Name
C Farrel
Position Company Secretary
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Off market vesting of Bonus Shares.

Transaction Date
4 December 2015
Number of Shares
9 554
Class of Security
Ordinary shares
Market Price per share
R20.79
Total Value
R198 627.66
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of Bonus Shares to
cover associated tax liability.
Transaction Date
4 December 2015
Number of Shares
4 200
Class of Security
Ordinary shares
Market Price per share
R20.79
Total Value
R87 318
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 4, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer